Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Reports Orders for Six Renaissance Systems During the
Fourth Quarter of 2014

 Company Provides Preliminary Fourth Quarter and Full Year Revenue

CAESAREA, Israel – January 5, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQ GM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it received orders for and delivered six Renaissance systems, two in the U.S. and four internationally, in the fourth quarter ended December 31, 2014.  The Company ended 2014 with 83 Renaissance systems globally, with 46 in the U.S., the Company’s primary growth market, compared with 63 and 34 systems in 2013, respectively.

Based on currently available operating and financial information, the Company expects to report revenue of approximately $5.7 million for the fourth quarter ended December 31, 2014.  For the full year, Mazor expects to report revenue of approximately $21 million compared to revenue of $20 million in 2013.  The anticipated results in this press release are based on management's preliminary unaudited analysis of financial results for the quarter and year ended December 31, 2014.

“While we were in active negotiations to complete the sale of one or more Renaissance systems with several U.S. hospitals, the completion of these agreements did not occur by the end of the year and, as a result, our fourth quarter revenue will be impacted,” said Ori Hadomi, Mazor’s Chief Executive Officer.  “Our organization is continuing to pursue these agreements as we enter 2015.  We are still at the very early stage of developing the robotic spine surgery market and continue to experience a high level of interest and sales activity in the Renaissance system in our key markets. We remain confident that with strong data supporting the clinical and economic benefits of the Renaissance system and continued sales and marketing efforts we will expand our presence in these markets over the longer term.”

The Company has provided preliminary financial results for the fourth quarter and full year due to upcoming meetings with investors in mid-January. The Company intends to maintain its policy of not providing an outlook on its future financial results and is not obligated to comment on expected results in the future. The Company currently intends to report its complete financial results for the fourth quarter and full year ended December 31, 2014 on February 18, 2015.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine and brain surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 60,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding our fourth quarter and full year revenue expectations, pursuing in 2015 agreements we negotiated in 2014, expanding our presence in the U.S. and international markets over the longer term, our policy of not providing an outlook on our future financial results, , the time for reporting of our fourth quarter results, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

Dave Schemelia – Media
dave@evcgroup.com
646.201.5431